Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Enstar Group Limited:

We consent to the incorporation by reference in the registration statements No. 333-149551, 333-148863, 333-148862 and 333-141793 on Form S-8 of Enstar Group Limited of our reports dated February 28, 2013, with respect to the consolidated balance sheet of Enstar Group Limited as of December 31, 2012, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2012, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Enstar Group Limited.

/s/ KPMG Audit Limited

KPMG Audit Limited

Hamilton, Bermuda

February 28, 2013